EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street info@coralgold.com
F 604.682.3600 Vancouver, BC V6C 3P1www.coralgold.com

April 3, 2013

Trading Symbols: TSX Venture – CLH
US OTC.BB – CLHRF
 Berlin and Frankfurt – GV8

BRITISH COLUMBIA SECURITIES COMMISSION DISCLOSURE REVIEW

Coral Gold Resources Ltd. (the “Company”) reports that as a result of a review by the British Columbia Securities Commission (“BCSC”), we are issuing the following news release to clarify our disclosure.

The BCSC has identified two principal areas of disclosure issues relating to the technical Report filed by the Company, and regarding technical disclosures made by the Company, as follows:

A.	TECHNICAL REPORT ISSUES

A current NI 43-101 compliant technical report dated January 15, 2012 entitled, “Preliminary Economic Assessment on the Robertson Property, Lander County, Nevada, U.S.A.” was filed on SEDAR on February 2, 2012.   This technical report supports total inferred mineral resources of 2,741,673 oz. Au, contained in 191,725,418 tons, grading 0.0143 oz Au/t, with a 0.0067 oz Au/t cut-off grade, and were shown for each zone divided into oxide or sulphide deposits.  The cut-off grade was determined based on the following key assumptions and criteria: a mining cost of US$1.02/t, processing cost of US$5.00/t, waste cost of US$1.14/t, and gold at US$1,350/oz with a 70% recovery.  In addition, these economic parameters were used to calculate an optimized pit, which formed the basis for the pit design within the preliminary economic assessment (“PEA”).

The January 15, 2012 report does not include tonnage and grade estimates for the Distal Zone and the main sulphide area of the 39A zone.  This is because these areas of gold mineralization are not within the pit design areas.  The two zones do, however, represent prime targets for further exploration.  Coral has instructed Beacon Hill Consultants (1988) Ltd. to amend the January 15, 2012 report to include these zones in compliance with current NI 43-101 requirements.

The BCSC’s review also identified a number of examples where the technical report does not comply with the requirements of NI 43-101.  These include the following:

1.	Failure to file NI 43-101 Compliant Certificates

The certificates are being amended to state the items for which each Qualified Person (“QP”) is responsible.

Some certificates referred to the title of the report as “Preliminary Economic Assessment on the Robertson Property, Elko, Nevada, USA”.  These have been amended so that they match the title of the report.

B.	ADDITIONAL TECHNICAL DISCLOSURE ISSUES

1.	Unsupported Disclosure

In its Management Discussion and Analysis (“MD&A”), news releases, website, fact sheet, corporate presentation, newsletters, analyst reports and video interviews, the Company referred to its 2009 inferred mineral resource estimate. This estimate is not supported by the Company’s current technical report that discloses an updated inferred resource estimate of 2.7 million ounces of gold and has been removed from the Company’s website.

In the corporate video, the Company also disclosed a mineral resource estimate that is not supported by the current technical report.  This is not in compliance with NI 43-101, and the video has therefore been removed from the Company’s website.

2.	Non-Compliant Disclosure of Mineral Resources

On its corporate presentation, news releases, MD&A, analyst reports and video interviews the Company disclosed mineral resources or mineral reserves that are contrary to section 2.2 of NI 43-101.  For example:

a)
On slides 4, 17 & 18 of its corporate presentation, the Company disclosed mineral resources or mineral reserves without disclosing the category.  Under section 2.2 (a) and 2.3(1)(a)of NI 43-101, the Company must use only the applicable resource categories (measured, indicated and inferred or proven and probable). This error also occurred in many of the interviews, newsletters and analyst reports posted on the Home, Research Reports and Media pages of the Company’s website.

b)
Contrary to section 2.2(b), in its message to shareholders titled “A Window of Opportunity, the Company failed to disclose each category of mineral resources or mineral reserves for the Cortez trend separately.

c)	Contrary to section 2.2(c), in its message to shareholders titled “A Window of Opportunity, the Company added inferred mineral resources to other categories.

d)
Contrary to section 2.2 (d), in its MD&A, the “About Coral Gold” portion of its news release during the last year and in many of the analyst reports and newsletters posted on the Company’s website, the Company disclosed resources solely in the form of metal content.

e)	On slide 4 of its corporate presentation, the Company disclosed a mineral resource without providing all the necessary information required by section 3.4 (a), (c), (d) and (e).

These errors have all been either corrected or removed from the Company’s website.  For data such as handouts and MD&A which cannot be withdrawn from circulation, investors should be aware of the errors and changes noted above.

3.	Non-Compliant Disclosure of Preliminary Assessment

On its Fact Sheet, the Company referred to the results of an economic evaluation, including a NPV that was based in part on inferred resources (the PEA). This disclosure is contrary to NI 43-101, as it does not include the proximate cautionary language and details required under section 2.3(3).

The Fact Sheet has therefore been removed from the Company’s website and should not be relied upon.

The Company will include the following cautionary language in equal prominence in its disclosure on inferred mineral resources:

"The PEA is considered preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  Mineral resources that are not mineral reserves have not yet demonstrated economic viability.  Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration or mineral reserves once economic considerations are applied. Therefore there is no certainty that the production profile concluded in the PEA will be realized."

In addition, in the Resource Clips interview titled “Do the Math” posted on the Company’s website, and also in the 2012 PDAC interview video posted on the Company’s website the Company made statements about the PEA which contradict the definition of a PEA, and do not include the cautionary language required by section. 2.3 (3)(a) and section 3.4(e) of NI 43-101.

The Resource Clips and PDAC interview have been removed from the Company’s website, should not be relied upon, and are hereby retracted.

4.	Reporting Gross In-Situ Metal Value

In the Resource Clips interview titled “Do the Math” posted on the Company’s website and slide 17 of the corporate presentation, the Company disclosed gross in-situ metal value for its Robertson project. The use of gross in-situ value is meaningless as it fails to take into consideration operating and capital costs, recoveries, smelter costs and other factors relating to the potential mining, extraction and recovery of metals.

The Resource Clips and corporate presentation have been removed from the Company’s website, should not be relied upon and are hereby retracted.

5.	Qualified Person

On its website, the Company fails to identify and disclose the relationship to the Company of the qualified person who prepared or supervised the preparation of the technical information it is disclosing. Under section 3.1 of NI 43-101, the Company must do this for all written disclosure of technical information.

In future Coral will identify the QP responsible for all disclosures.

This press release has been reviewed and approved by Chris Sampson, P. Eng., director of the Company, the qualified person for the Company as defined by NI 43-101.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin
President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.